Exhibit 99.1

NOTICE

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB), hereby announces that, owing to the gradual improvement in domestic and international demand, it will resume operations at blast furnace 1 of its Gerdau Açominas unit on July 1 and will gradually raise production till market heats up completely. Blast furnace 1, located in Ouro Branco (MG) and with installed capacity of 3 million tonnes per year, is the unit’s largest furnace, which went into advance maintenance works in December 2008.

Gerdau will also temporarily suspend operations at the unit’s blast furnace 2, with installed capacity of 1.5 million tonnes per year, on July 20th and will resume operations based on market behavior.

Rio de Janeiro, June 22, 2009

Osvaldo Burgos Schirmer

Executive Vice President and

Investor Relations Officer